ANNUAL NOTICE
May 1, 2025
Protective Transitions VUL An Individual Flexible Premium Variable and Fixed Life Insurance Policy	Issued by Protective Variable Life Separate Account and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265‑1545
This Annual Notice for the Protective Transitions VUL, an individual and group variable universal life insurance policy (the “Policy”) issued by Protective Life Insurance Company, provides certain update information about your Policy since May 1, 2024. In addition, this Annual Notice provides key information about your Policy that you should review, including a current list of Funds available under your Policy. Please read this Annual Notice carefully and retain it with your Policy prospectus for future reference.
The most recent prospectus for the Policy, dated May 1, 2001, (the “Prospectus”) and supplements to the Prospectus contain more information about the Policy’s features, benefits, and risks. You can find updated financial statements for Protective Variable Life Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Policy online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling (800) 265-1545 or by sending an email request to prospectus@protective.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the U.S. Securities and Exchange Commission’s (“SEC”) staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-72775

APPENDIX — INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY	8

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You” and “your” refer to the person(s) who have been issued a Policy.
Face Amount A dollar amount selected by the Owner and shown in the Policy.
Fixed Account Part of Protective Life’s general account to or from which Policy Value may be transferred and into which premiums may be allocated under a Policy.
Fixed Account Value The Policy Value in the Fixed Account.
Fund A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.
Insured The person whose life is covered by the Policy.
Lapse Termination of the Policy at the expiration of the grace period while the Insured is still living.
Loan Account An account within Protective Life’s General Account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.
Policy Value The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.
Sub-Account A separate division of the Variable Account established to invest in a particular Fund.
Sub-Account Value The Policy Value in a Sub-Account.
Variable Account Protective Variable Life Separate Account, a separate investment account of Protective Life to and from which Policy Value may be transferred and into which Net Premiums may be allocated.
Variable Account Value The sum of all Sub-Account Values.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this section of the Annual Notice is a summary of certain Policy features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Policy.
•
The Invesco V.I. Capital Appreciation Fund changed its name to the Invesco V.I. Discovery Large Cap Fund.

•
The Morgan Stanley VIF Global Real Estate Portfolio was liquidated.

•
On December 31, 2024, Protective Life Insurance Company changed from a Tennessee corporation to a Nebraska corporation. Accordingly, the Variable Account currently operates under the laws and regulation of Nebraska.

•
For updated Fund performance and fee information please see the FUND APPENDIX.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
FEES AND EXPENSES
Charges for Early Withdrawals
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25.
For additional information about charges for surrenders and withdrawals charges, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may be subject to other transaction charges, including charges on each premium paid under the Policy, charges in connection with a decrease to your Policy’s Face Amount and transfer fees.
For additional information about transaction charges, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, you are also subject to certain ongoing fees and expenses under the Policy, including fees and expenses covering the cost of insurance (“COI”) under the Policy and the cost of optional benefits available under the Policy. Such fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and rating classification). You should review the Policy specifications page of your Policy for rates applicable to your Policy.
You will also bear expenses associated with the Funds available under the Policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Fund Options (Fund fees and expenses) (1)	0.19%	1.14%

(1)
As a percentage of Fund assets.

For additional information about ongoing fees and expenses, see “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Risk of Loss	You can lose money by investing in this Policy, including loss of principal.
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide benefits on a long-term basis. Although you are permitted to take withdrawals or surrender the Policy, federal and state income taxes may apply. Consequently, you should not use the Policy as a short-term investment or savings vehicle. Because of the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered.
For additional information about the investment profile of the Policy, see “POLICY BENEFITS,” “CHARGES AND DEDUCTIONS,” “USE OF THE POLICY” and “TAX CONSIDERATIONS--Taxation of Life Insurance Polices” in the Prospectus.

Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options, or Funds, available under the Policy. Each investment option (including the Fixed Account investment option) will have its own unique risks, and you should review these investment options before making an investment decision.
For additional information about the risks associated with investment options, see “POLICY BENEFITS,” “THE FIXED ACCOUNT” and “GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND THE FUNDS” in the Prospectus.

RISKS
Insurance Company Risks
An investment in the Policy is subject to the risks related to Protective Life, including that any obligations (including under the Fixed Account investment option), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request by calling toll-free 1-888-353-2654.
For additional information about Company risks, see “POLICY BENEFITS”, “THE FIXED ACCOUNT” and “GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND THE FUNDS” in the Prospectus.

Policy Lapse
Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges. Your Policy may also Lapse due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with reinstating a Lapsed Policy. Death Benefits will not be paid if the Policy has Lapsed.
For additional information about Policy Lapse, see “POLICY BENEFITS,” “THE POLICY - Premiums,” “POLICY BENEFITS - Policy Loans,” and “THE POLICY - Policy Lapse and Reinsgtatement” in the Prospectus.

RESTRICTIONS
Investments
While you may transfer amounts in the Sub-Accounts (which invest in shares of a corresponding Fund) and the Fixed Account, certain restrictions and transfer fees apply with regard to the number and amount of such transfers. Transfers are also subject to the excessive trading and market timing polices described in the Prospectus.
We reserve the right to remove or substitute Funds as investment options.
For additional information about investment options, see “POLICY BENEFITS – Transfers of Policy Values” and “THE FIXED ACCOUNT” and “GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND THE FUNDS – Addition, Deletion or Substitution of Investments” in the Prospectus.

Optional Benefits
Optional benefits are subject to additional charges. Some optional benefits were available only at the time your Policy was issued and some optional benefits may not be available for all Owners or Insureds.
For additional information about the optional benefits, see “POLICY BENEFITS” and “OTHER POLICY BENEFITS AND PROVISIONS – Supplemental Riders and Endorsements” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications regarding the purchase, ownership, and use of a Policy. There is no additional tax benefit to you if you purchased your Policy through an individual retirement account. Withdrawals and surrenders may be subject to income tax and will be taxed at ordinary tax rates. In addition, withdrawals and surrenders may be subject to an additional tax depending on the circumstances.
For additional information about tax implications, see “TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some investment professionals have and may continue to receive compensation for selling the Policy to investors, which may include commissions, revenue sharing, compensation from affiliates and third parties. These investment professionals may have had a financial incentive to offer or recommend the Policy over another investment.
For additional information about compensation, see “OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE – Sale of the Policies” in the Prospectus.

CONFLICTS OF INTEREST
Exchanges
Some investment professionals may have a financial incentive to offer an investor a new policy in place of the one he or she already owns. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
For additional information about exchanges, see “CHARGES AND DEDUCTION – Exchange Privilege” and “CHARGES AND DEDUCTIONS – Effect of the Exchange Offer” in the Prospectus.

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Allocation	Calvert VP SRI Balanced Portfolio - Class I(2)	0.64%	19.61%	9.41%	8.41%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.66%	33.63%	16.92%	13.50%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd(5)	0.57%	15.24%	9.97%	9.11%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd(5)	0.66%	30.27%	18.81%	16.51%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class - Geode Capital Management, LLC	0.19%	24.77%	14.29%	12.88%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.48%	1.62%	0.34%	1.83%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.67%	17.35%	11.23%	9.10%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class(1)(4)	0.80%	6.12%	5.46%	4.88%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class(1)(4)	0.70%	17.05%	9.83%	8.00%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Institutional Class(1)(4)	0.82%	12.36%	9.85%	7.98%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Institutional Class(1)(4)	0.81%	18.99%	8.99%	8.97%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class(1)(4)	0.71%	32.27%	16.76%	14.90%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class(1)(4)	0.56%	28.24%	14.15%	12.05%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series I(5)	0.85%	34.89%	15.84%	14.16%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.76%	15.18%	11.59%	9.49%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund(1) (formerly known as Invesco® V.I. Capital Appreciation Fund) - Series I	0.80%	34.16%	16.05%	13.25%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series I	0.85%	24.23%	10.21%	11.57%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.10%	23.92%	9.92%	11.29%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	11.91%	8.12%	7.09%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	16.07%	9.48%	9.85%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I(1)	0.93%	3.16%	-0.14%	1.53%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	16.00%	10.07%	8.80%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I(1)	0.80%	23.65%	12.08%	11.24%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.66%	4.63%	2.11%	1.40%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.99%	6.72%	1.90%	3.73%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC	0.99%	22.14%	12.23%	11.16%
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC(6)	0.93%	20.60%	10.37%	9.05%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.13%	30.61%	7.67%	9.37%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.14%	14.90%	9.21%	6.83%
U.S. Equity	MFS® VIT Growth Series - Initial Class(1)(3)	0.72%	31.47%	14.74%	15.11%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Initial Class(1)(3)	0.72%	16.27%	12.43%	13.18%
U.S. Equity	MFS® VIT Investors Trust Series - Initial Class(1)(3)	0.74%	19.52%	11.39%	11.09%
U.S. Equity	MFS® VIT New Discovery Series - Initial Class(1)(3)	0.87%	6.72%	4.96%	9.19%
U.S. Equity	MFS® VIT Research Series - Initial Class(1)(3)	0.76%	18.87%	11.88%	11.66%
Allocation	MFS® VIT Total Return Series - Initial Class(1)(3)	0.61%	7.75%	6.16%	6.46%
Sector Equity	MFS® VIT Utilities Series - Initial Class(1)(3)	0.79%	11.66%	5.88%	6.29%
Sector Equity	VanEck® VIP Global Resources Fund - Initial Class(7)	1.06%	-2.83%	7.54%	0.82%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
This fund was closed to new and existing investors effective May 1, 2002.

(3)
The Fund is not available for Policies with applications signed on or after May 1, 2015.

(4)
The Fund is not available for Policies with applications signed on or after May 1, 2008.

(5)
The Fund is not available for Policies with applications signed on or after December 1, 2009.

(6)
This Fund is not available for Policies with applications signed on or after May 1, 2012.

(7)
This Fund is closed to new and existing investors effective January 1, 2001.

Please retain this this Annual Notice for future reference. The last Prospectus and Statement of Additional Information (“SAI”) for this Policy, dated May 1, 2001, contains more information about the Policy. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028801